EXHIBIT (a)(1)(F)

To Employees, Directors and Service-Providers of PhotoMedex Eligible to Participate in the Stock Option Exchange Program:

I write to inform you of certain changes to the PhotoMedex Stock Option Exchange Program, which began on December 2, 2010.  Earlier this month, you received a package of materials related to this Exchange Program.  Enclosed with this letter is an Amendment to the Offer to Exchange, which sets forth changes to the Exchange Program.

As stated in the enclosed Amendment to the Offer to Exchange, the Exchange Program has been extended such that it will close at 12:00 p.m., PST on December 31, 2010, unless we decide to extend it further.  The Amendment to the Offer to Exchange also includes selected summary financial information regarding the Company.

The Exchange Program materials sent to you previously included an Election Form and Information Sheet, on which you may elect to participate in the Exchange Program.  That Election Form and Information Sheet lists the originally contemplated expiration date for the Exchange Program, rather than the current expiration date, which is 12:00 p.m., PST on December 31, 2010.  You may continue to use the Election Form and Information Sheet previously sent to you.  However, if you would prefer to receive a revised Election Form and Information Sheet stating the current expiration date of 12:00 p.m., PST on December 31, 2010, you may request one from Davis Woodward by telephone at (215) 619-3278.

For clarity, despite the original expiration date stated on that Election Form and Information Sheet, you must submit your Election Form and Information Sheet by 12:00 p.m., PST on December 31, 2010 if you wish to participate in the Exchange Program.  If you have already properly completed and submitted an Election Form and Information Sheet, you need not take any further action unless you wish to alter your election.

As previously explained, the Exchange Program applies to all outstanding PhotoMedex stock options that have exercise prices greater than $10.00 per share and that are held by active employees, directors or third-party service-providers.  You have been identified as an employee, director or service-provider who is eligible to participate in the Exchange Program, provided you continue to satisfy the conditions to participate throughout the duration of the Exchange Program.  Note that eligibility is based on several factors, including continued employment status.  Further details on eligibility are included in the Exchange Program materials sent to you previously, as amended by the Amendment to the Offer to Exchange that accompanies this letter.

The decision to participate in the Exchange Program is a personal one based on your assumptions about a number of factors, including the performance of publicly traded stocks generally, our own stock price and our business. We cannot advise you on your decision as to whether or not to participate, and there are no guarantees of our future stock performance. Moreover, we are not encouraging or discouraging your participation. You should read all of the Exchange Program materials carefully and consult with your personal financial and tax advisors before deciding whether or not to participate.

I am delighted that the Company’s Board of Directors have offered you this choice and I urge you to read all of the Exchange Program materials carefully to come to a decision that is best for you.

Date: December 14, 2010

/s/ Dennis McGrath
President & Chief Executive Officer